REVISION, LLC

September 21, 1999

Warren Feldman, Esq.
102 West Hill Road
Woodcliff Lake, New Jersey 07675

       Re:  Separation Agreement

Dear Warren:

       Reference is made to that certain Separation Agreement (the "Separation Agreement") between you and Total-Tel USA Communications, Inc. (the "Company") dated as of the date hereof and to that certain Put Agreement (the "Put Agreement") among you, Solomon Feldman, Revision LLC and the Company dated as of the date hereof. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Separation Agreement.

       In order to induce you to enter into the Separation Agreement and the Put Agreement, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Revision LLC hereby irrevocably agrees to pay you the sum of $250,000, which amount shall be payable promptly (but in any event not later than three (3) business days) following the execution and delivery the Separation Agreement.

       The provisions of Section 10 of the Separation Agreement shall apply to this letter agreement, mutatis mutandis.

       If the foregoing accurately reflects our understanding on this matter, please so indicate by acknowledging where indicated below and returning a countersigned copy of this letter to us.

                                      Very truly yours,

                                       /s/ Walt Anderson

                                      Walt Anderson
                                      Manager

ACKNOWLEDGED AND AGREED:
/s/ Warren Feldman
- ---------------------
Warren Feldman